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August 30, 2007

John Reynolds, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Star Bulk Carriers Corp. Amendment No. 3 to Registration Statement on Form F-4
  Filed July 19, 2007 (File No. 333-141296)

  Star Maritime Acquisition Corp. Amendment No. 3 to Preliminary Proxy Statement
  on Schedule 14A Filed July 19, 2007 (File No. 1-32685)

Dear Mr. Reynolds:

        Star Bulk Carriers Corp. ("Star Bulk") has today filed via EDGAR its Registration Statement on Form F-1/F-4 (the "Filed Registration Statement") and the amended Preliminary Proxy Statement on Schedule 14A (the "Filed Preliminary Proxy Statement") of Star Maritime Acquisition Corp. ("Star Maritime" and, together with Star Bulk, the "Companies") under the Securities Act of 1933, as amended. The Filed Registration Statement relates to (i) the offering by Star Bulk of its common stock and warrants to shareholders of Star Maritime Acquisition Corp. in connection with a proposed merger between Star Bulk and Star Maritime, with Star Bulk as the surviving entity (the "Redomiciliation Merger"), and (ii) the registration by Star Bulk of its common stock for resale that it will issue to TMT Co., Ltd., in connection with the proposed purchase by Star Bulk of certain drybulk carriers. The Filed Preliminary Proxy Statement relates to a proposed special meeting of the shareholders of Star maritime to consider and vote on the acquisition of the eight drybulk carriers and the Redomiciliation Merger.

        The Company filed its initial registration statement (the "Initial Registration Statement") and its initial preliminary proxy statement (the Initial Preliminary Proxy Statement") with the staff of the Securities and Exchange Commission (the "Staff") on March 14, 2007. By letter dated April 12, 2007, the Staff provided comments to both the Initial Registration Statement and the Initial Preliminary Proxy Statement. The Companies filed their revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 1") on May 24, 2007. The Staff provided comments to Amendment No. 1 by letter dated June 27, 2007 (the "Comment Letter"). The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 2") on July 19, 2007. The Staff provided comments to Amendment No. 2 by letter dated August 15, 2007.

        On behalf of the Company, we submit the following documents:

  (1)
  Six copies of the Filed Registration Statement; and

  (2)
  Five marked copies of the Filed Registration Statement, marked to show changes from Amendment No. 2.

        This letter responds to the Staff's Comment Letter. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. References to page numbers in the responses below are to the marked copy of the Filed Registration Statement.

General

        1.     We note your response to comment three in our letter dated June 27, 2007. Please revise the calculation of the registration fee table and where appropriate to clarify that the registration statement, as it concerns shares issued or issuable to the owners of vessels to be acquired, covers the resales and not the original issuance, of such shares. We reissue the comment.

        The Companies have revised footnote 5 to the "Calculation of Registration Fee" table to provide in pertinent part as follows "Includes the registration for resale of 14,144,607 shares that Star Bulk has agreed to issue to TMT in respect of the stock consideration portion of the aggregate purchase price of the vessels in the initial fleet."

Recommendations of the Board of Directors

        2.     We note your response to prior comment 25 and the analyses provided to the CEO and CFO, who later communicated to the board the bases of the financial advisors' evaluations. As these evaluations were provided to management and communicated to the board in connection with their analyses of the proposed transaction, we reissue prior comment 25. Please revise accordingly.

        Star Maritime respectfully advises the Staff that as part of their engagement, Cantor Fitzgerald and Maxim Group assisted Star Maritime's management in analyzing certain financial information related to the acquisition of the eight drybulk carriers from TMT. They were not asked to, nor did they, render a fairness opinion or prepare any analyses for, or make any presentation to, Star Maritime's board of directors. As described below, neither Cantor Fitzgerald or Maxim Group has provided any independent evaluation or recommendation concerning the asset acquisition transaction. Star Maritime's board of directors did not obtain a fairness opinion because the board evaluated the transaction as an acquisition of assets and, in the judgment of the board, independent appraisals of the vessels' values furnished by a third party broker provided a sufficient basis for the board to value the acquisition Cantor Fitzgerald and Maxim Group relied upon the information provided to them by Star Maritime's management, or obtained by them from other sources, without independent verification, and they did not make or obtain an independent appraisal of the eight drybulk carriers to be purchased by Star Bulk from TMT or of any other assets of Star Maritime or Star Bulk.

        Cantor Fitzgerald and Maxim Group assisted management in the preparation of the financial forecasts set forth under "Statement of Forecasted Results of Operations and Cash Available for Dividends, Reserves and Extraordinary Expenses," which were based upon information and assumptions provided to them by Star Maritime's management and which management believes to be reasonable. They also processed data and assumptions provided by Star Maritime management and calculated certain financial information based upon these forecasts and information with respect to the transaction provided by management. Cantor Fitzgerald and Maxim Group advised Star Maritime management regarding the appropriate metrics and methodology for assessing Star Bulk's valuation post-transaction. In particular, they and management calculated Star Bulk's post-transaction estimated enterprise value (the product of the number of shares outstanding post-transaction on a fully diluted basis (applying the Treasury method for outstanding warrants) and $10.21 (the price per share held in trust as of December 31, 2006) plus net debt) as $461,774,249 and the ratio of such enterprise value to projected 2007 earnings before interest, taxes, depreciation and amortization, or EBITDA (approximately $70.7 million) derived in the manner reflected under section Star Bulk's Forecasted Cash Available for Dividends, Reserves and Extraordinary Expenses on page 127, using the target daily charter rates set forth in the Acquisition Agreements, as 6.53:1. Based upon publicly available data, they also calculated the average of the ratios of the enterprise value to projected 2007 EBITDA for Diana Shipping Inc., Eagle Bulk Shipping Inc., Quintana Maritime Ltd. and Genco Shipping and Trading Ltd., four publicly-traded companies which they and management considered to be reasonably comparable to Star Bulk post-transaction (and which are referred to collectively as the peer group), as 9.59:1 and noted that Star Bulk's ratio of estimated enterprise value to 2007 EBITDA is approximately 31.9% less than this average. Management and they calculated the estimated quarterly dividend yield of $0.325 projected by management (based upon the forecast for 2007) as a percentage of share prices ranging from $10.21 to $13.00 as 12.7% to 10.0%, respectively, and noted that this range exceeds the average projected dividend yield of the peer group for 2007 of 9.7%. They also calculated Star Bulk's estimated market capitalization using a share price of $10.21 and the ratio of such market capitalization to its projected 2007 net asset value, or NAV (the market value of the acquired vessels less expected debt plus estimated available cash), as 1.31:1. In addition, they calculated the average of the ratios of market capitalization to projected 2007 NAV for the peer group as 1.44:1. Finally, they calculated the ratio of the price to be paid by Star Bulk for the eight drybulk carriers to projected 2007 EBITDA as 4.82:1, and the average of the ratios of enterprise value to projected 2007 EBITDA for the peer group as 9.59:1.

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        The foregoing calculations were prepared together with Star Maritime's management. As noted above, Cantor Fitzgerald and Maxim Group did not prepare any analyses for, or make any presentation to, Star Maritime's board of directors. Star Maritime's chief executive officer, Mr. Akis Tsirigakis and chief financial officer, Mr. George Syllantavos, discussed the calculations and comparisons with the peer group with the board of directors in the context of management's evaluation of the asset acquisition.

        Star Bulk has revised the disclosure on page 54 in response to this comment.

Information Concerning Star Bulk Carriers Corp., page 84
Employment and Consulting Agreements, page 93

        3.     We note your response to comment 11 in our letter dated June 27, 2007. Please confirm that your disclosure in this section covers all benefits in kind granted to members of your management, including any contingent or deferred compensation accrued for the past year even if the compensation is payable at a later date. In addition, disclose the total amounts, if any, set aside or accrued by the company or its subsidiaries to provide pension, retirement, or similar benefits.

        Star Bulk has revised the disclosure on page 94 to include in the referenced section of the joint proxy statement/prospectus all benefits in kind granted to members of Star Bulk's management. Star Bulk confirms that there is no contingent or deferred compensation accrued for the past year to members of Star Bulk's management that is payable at a later date. Star Bulk confirms that no amounts have been set aside by Star Bulk or its subsidiaries to provide pension or retirement benefits to members of Star Bulk's management.

Star Bulk's Forecasted Cash Available for Dividends Reserves and Extraordinary Expenses, page 127

        4.     Per share measures of liquidity are not acceptable in documents filed with the Commission, accordingly, we reiterate prior comment 34 and refer you to Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website at http://www.sec.govidivisionsicorpfi.n/faqs/nongaapfaq.htm. Please revise to delete the per share measure.

        The Companies have deleted the line item "Forecasted Available Cash per common share" on page 127 of the joint proxy statement/prospectus.

Related Party Transactions, page 130

        5.     We note your response to comment 37 in our letter dated June 27, 2007. Please clarify whether the company policies and procedures related to review, approval, or ratification of transactions with related persons are in writing and, if not, how such polices and procedures are evidenced. In addition, explain how the company will determine "independence" of the members of the board.

        Star Bulk advises the Staff that its policies and procedures related to the review, approval or ratification of related-party transactions are set forth in Section III of Star Bulk's Code of Ethics which are attached to this letter as Appendix 1. Star Bulk advises the Staff that the board of directors of Star Bulk will refer to the Commission's rules and the rules of the Nasdaq Stock Market in determining whether a director is "independent." In addition, in accordance with Star Bulk's bylaws, each director must identify to the board any interest such member may have in connection with any proposed transaction.

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        6.     Also, please revise your heading and disclosure to address all related person transactions. We note the disclosure on page F-28.

        The Companies have revised the disclosure on page 132 in response to this comment.

Tax Considerations, page 151

        7.     We reissue comments 105 and 106 from our letter dated April 15, 2007. Please revise to clearly indicate the statements that constitute the opinion of Seward & Kissel. Currently the statement on page 31 that the IRS Code provides certain tax treatment "unless" certain circumstances occur, does not express an opinion. Similarly, the statement on page 155 that Star Bulk will qualify for certain tax treatment "provided" certain circumstances exist does not express an opinion. And the statement that actions "will generally constitute dividends, which may be taxable" does not provide an opinion. Also see "generally be treated" in the last paragraph on page 155.

        The Companies have revised the disclosure on pages 151, and 155 to 157 in response to the Staff's comment. In particular, we have added language on page 151 to clearly indicate which sections constitute the opinion of Seward & Kissel and which sections do not constitute the opinion of Seward & Kissel. Further, we have added language to the risk factor beginning on page 30 and revised our disclosure on page 153 clarifying the uncertainties in Seward & Kissel's "should" level opinion. Finally, we have specifically indicated in the PFIC risk factor beginning on page 31 and in the PFIC discussion beginning on page 156 that those sections do not constitute the opinion of Seward & Kissel.

        8.     In this regard, please revise the risk factors and here to clearly indicate, if true, that Seward & Kissel is not giving an opinion that Star Bulk satisfies an exemption for, or is otherwise not subject to, treatment as a PFIC. As such, your tax discussion should clearly summarize up front the tax consequences of Star Bulk being treated as a PFIC. As the company is not qualified to render an opinion regarding these tax matters, please revise pages 156 and 157 to avoid disclosure suggesting tax consequences that the company believes are based on, for example, "substantial legal authority."

        The Companies have revised the risk factor on page 32 in response to the Staff's comment. The Companies have also revised the disclosure on pages 156 and 157 in response to this comment. Specifically, the Company has removed any references to levels of opinion in the PFIC discussions (since the Company is not qualified to render such advice) and has clearly indicated that these sections do not represent the opinion of Seward & Kissel (on pages 31, 151 and 156). The Company has added a cross-reference on page 32 to the discussion of the consequences of the Company being a PFIC. The Company notes that the discussion on pages 157-158 discusses the consequences of the Company being a PFIC. The subheadings on such pages have been modified to more clearly link this section to the PFIC discussion on page 156 and in addition a cross-reference to this discussion has been added on page 156. The Companies have also revised Exhibit 8.1.

Selling Shareholder, page 161

        9.     Please identify the natural persons who exercise the voting, investment, and dispositive control over the stock held or to be held of record by TMT Co., Ltd. Also, provide the business address of TMT.

        The Companies have revised the disclosure on page 162 in response to the comment to identify Mr. Nobu Su as the natural person who exercises voting and investment control over the shares of Star Bulk common stock that will be issued to TMT and to provide the business address of TMT.

Form of Proxy

        10.   We note your response to comment 20 in our letter dated June 27, 2007. Please revise the proxy statement/prospectus and the form of proxy to clarify that shareholders need to approve any

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adjournment or postponement of the special meeting for the purpose of solicitation of additional proxies by the company.

        The Companies have revised the disclosure on pages 45 and 48 in response to the comment.

        The Companies advise the Staff that the Form of Proxy set forth as Appendix L includes a separate proposal to approve the adjournment of the special meeting in order for Star Maritime to solicit proxies in the event that Star Maritime has not obtained the requisite shareholder vote to approve the Asset Acquisition and the Redomiciliation Merger.

Financial Statements of Acquired Vessels

        11.   We do not agree with your conclusion that the acquisition of the eight vessels is an acquisition of assets. We believe that the continuation of the existing charters as procured by TMT constitutes sufficient continuity of operations so that disclosure of prior financial information would be material to an understanding of future operations. In lieu of full financial statements for the vessels, we would not object to the inclusion of an audited statement of revenues and direct expenses for the most recent fiscal year only and an unaudited statement of revenues and direct expenses for the most recent interim period. To the extent that the vessels were under common management or common control during the period for which financial statements are required, we would not object to the statements being presented on a combined basis.

        Star Bulk recognizes the Staff's concern but respectfully disagrees with the Staff's position that the acquisition of the vessels in the initial fleet by Star Bulk should be treated as the acquisition of a business. Star Bulk refers the Staff to the previous response to comment 39 in our letter dated July 18, 2007 which sets forth Star Bulk's analysis of the facts and circumstances under Regulation S-X 11-01(d) which supports the conclusion that the acquisition of the eight drybulk carriers from TMT should be treated as the acquisition of assets. In particular, Star Bulk believes that the complete change of the attributes listed in Rule 11-01(d) (2) (i.e., Physical facilities; Employee base; Market distribution system; Sales force; Customer base; Operating rights; Production techniques; and Trade names) outweighs the apparent continuity of the revenue producing activity for the eight vessels. In the present case, although Star Bulk will become a party to charter agreements procured by TMT with respect to five of the eight vessels pursuant to novation agreements, these charters were procured by TMT because Star Bulk required TMT to procure charters at minimum rates in order to provide protection to Star Bulk from the risk of declining charter rates after Star Bulk had committed to the aggregate purchase price of the vessels pursuant to the definitive agreements. With only one exception, none of these charters was in place at the time Star Bulk agreed to purchase the vessels from TMT. Accordingly, the novation of the charter agreements that TMT procured to Star Bulk does not effectively represent a continuity of TMT's operations or revenue producing activity.

        During the negotiation process, TMT indicated that it was in a position to deliver all eight vessels in the initial fleet free of charter agreements. At the time Star Bulk entered into the vessel purchase agreements, seven of the eight vessels to be acquired by Star Bulk were trading in the spot market and one vessel, the A Duckling, was time chartered to a third party. It was a condition of the vessel purchase agreements for Star Bulk's benefit, and at its request, that TMT procure time charters for six of the eight vessels at minimum rates and for minimum periods. As noted above, Star Bulk made such request in order to protect Star Bulk and its future investors from the risk that charter rates might decrease during the anticipated long period after the definitive agreements were signed pending approval by Star Maritime shareholders of the Asset Acquisition and the Redomiciliation Merger and delivery of the vessels to Star Bulk. Any prior charter agreements did not matter to Star Bulk, because Star Bulk wanted TMT to procure charters meeting Star Bulk's requirements. Accordingly, there was no continuity of customers between TMT and Star Bulk (except with respect to the A Duckling, where the existing time charter will be novated to a subsidiary of Star Bulk).

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        As previously discussed, vessel owners and operators do not treat vessels as businesses, but rather as assets. The prior financial performance of a vessel is typically not material to purchasers of vessels, and purchasers typically do not perform financial due diligence on vessels. This is because the inputs relating to a vessel, even a vessel that is acquired with a novated or assumed charter, can change substantially upon the vessel's acquisition. Consistent with shipping industry practice, it was not a condition of the purchase agreements that TMT provide any historical operating data with respect to the vessels. This was because such information was not relevant to Star Bulk irrespective of any existing charter agreements.

        Star Bulk management is not aware of any transaction in the shipping industry where an unaffiliated seller of a vessel provided historical financial information in connection with that sale transaction. Reflecting such shipping industry practice, the standard contract form used industry-wide for vessel sales, the Norwegian Salesform 1993 (NSF '93), a copy of which is attached as Appendix 2 for the Staff's consideration supplementally, does not contain a clause on the provision of historical financial information. Star Bulk notes that other public shipping companies listed in the U.S. have disclosed historical financial information only with respect to periods following delivery of the particular vessels to the company, its subsidiary or predecessor company and in each case there was continuity with respect to the vessels' technical manager who performs the record-keeping function. Here, the vessels will be delivered to Star Bulk following the Redomiciliation Merger, at which point a new technical manager will be appointed who will be responsible for maintaining accounting records.

        As noted previously, time charter agreements do not follow acquired vessels. They are personal contracts between the owner of the vessel and the charterer. The sale of a vessel subject to an existing charter agreement results in a default unless the time charterer consents to the sale of a vessel and enters into a novation or assignment and assumption agreement with the buyer. The time charterers here and Star Bulk will enter similar agreements to novate charter agreements entered into by TMT on Star Bulk's behalf following the consummation of the Redomiciliation Merger.

        On the expense/operations side, Star Bulk did not seek, and TMT would have been unable to provide, any assurance with respect to vessel expenses because expenses vary when the vessel is under new technical management. Star Bulk has entered into an agreement with Combine Marine Inc., or Combine, to provide interim technical management services for its fleet. Combine is unrelated to TMT and unrelated to the vessels' present technical managers, which are three unrelated third party technical managers. Accordingly, the vessels' officers, crew, management and other inputs discussed under "Management's Discussion & Analysis of Financial Condition and Results of Operations of Star Bulk Carriers Corp.—Lack of Historical Operating Data for Vessels Before their Acquisition" will be changed upon transfer of the vessels to Star Bulk.

        Star Bulk believes that audited or unaudited statements of revenues and direct expenses for prior financial years and the most recent interim period would not be meaningful or useful to investors because management of the eight vessels in the initial fleet will be transferred to new management and as a result, historical revenue or expense figures are bound to differ from actual figures under Star Bulk's management.

        As noted previously, EITF 98-3 states that a business is a "self-sustaining integrated set of activities and assets (consisting of inputs, processes and outputs) conducted and managed for the purpose of providing a return to investors..." Star Bulk believes, consistent with the position adopted by other public shipping companies listed in the U.S., that the transferred set of activities cannot be characterized as "self-sustaining" because a vessel is a bare asset consisting of steel that cannot operate without a crew, a technical manager, insurance, suppliers and brokers. Here, all of these will change. Accordingly, Star Bulk believes that the novation of the charters from TMT to Star Bulk does not constitute continuity of customers or operations such that disclosure of prior financial information would be material to an understanding of the future operations of Star Bulk.

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        Based on the analysis above, Star Bulk believes that TMT's procurement of the charters for six of the eight vessels after the signing of the definitive agreements, in accordance with TMT's obligations under the Supplemental Agreement by and among Star Maritime, Star Bulk and TMT, supports the conclusion that continuity of the acquired vessels' operations does not exist following their delivery to Star Bulk and accordingly, historical financial information for the vessels would not be material to an understanding of future operations, as historical financial information is not material to vessel purchasers in the shipping industry as a whole.

        For the Staff's guidance, Star Bulk has advised TMT of the Staff's comment. In response, TMT has indicated that the information with respect to direct vessel expenses is not available and that it does not keep accounting records, other than records of cash payments and cash receipts, since it conducts the operation of its entire fleet on a cash basis. TMT has further indicated that it is party to only one asset-based bridge loan which did not require TMT to provide financial statements to its lenders. Therefore, TMT has not maintained financial records on a per vessel basis or for the group of vessels to be acquired by Star Bulk. This is in line with what Star Bulk believes to be the common practice among privately held companies in the shipping industry. Star Bulk believes that the fact that TMT is not able to provide the historical financial information requested by the Staff further supports it position that the acquisition of the eight vessels in the initial fleet is appropriately treated as the acquisition of assets under Regulation S-X Rule 11-01(d).

        Star Bulk, however, understands the Staff's concern that financial information that would be material to an understanding of future operations should be provided to investors. In order to address such concern and assist investors in understanding the effects that variances in operating costs and vessel utilization (as expressed by the number of days that each vessel in the initial fleet upon delivery to Star Bulk will earn daily time charter revenue) may have on Star Bulk's forecasted available cash during Star Bulk's first full operating quarter, Star Bulk has included under the heading "Statement of Forecasted Results of Operations and Cash Available for Dividends, Reserves and Extraordinary Expenses—Forecasted Available Cash" on page 128 a description, including numerical examples, of the effects that changes in these two key components of operating costs and revenue would have on the company's financial performance. Star Bulk believes that such analysis would be more pertinent and useful to investors as opposed to statements of revenues and direct expenses for prior financial years and the most recent interim period, which Star Bulk believes are not useful to investors for the reasons outlined above.

        The Company would appreciate the opportunity to discuss via telephone any further questions or comments that the Staff may have in this regard.

        12.   You are required to provide a pro forma balance sheet and a pro forma statement of operations that reflect your acquisition of the vessels. We will waive the requirement to provide a pro forma statement of operations if the use of forward-looking information is necessary to meaningfully present the effects of the acquisition. If you provide a pro forma statement of operations, limit it to information that is reliably determinable and do not include forward-looking information. Also disclose how the pro forma statement of operations is not indicative of your operations going forward because it necessarily excludes various operating expenses. We encourage you to include forward-looking information regarding the revenues and expenses of the vessels, as reorganized under your corporate structure and management. If furnished, clearly identify it as forward-looking rather than pro forma. If the forward-looking information provided is not in the form of a comprehensive forecast of revenue and net earnings, disclose how revenue and operating efficiencies may vary given the assumptions underlying the forward looking information that you do provide.

        Star Bulk respectfully advises the Staff that a Pro Forma Balance Sheet that reflects the acquisition of the vessels has been provided under the heading "Star Maritime Acquisition Corp. Unaudited Proforma Combined Balance Sheet." on page 22; however a Pro Forma Statement of Operations has

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not been provided because Star Bulk believes that such statement would not be meaningful to investors unless based on extensive forward-looking information.

        As such, in response to the Staff's comment, Star Bulk has revised the disclosure on page 127 to provide forward-looking information in the form of a Statement of Forecasted Results of Operations and Cash Available for Dividends, Reserves and Extraordinary Expenses during Star Bulk's First Full Operating Quarter for the vessels in the initial fleet upon their delivery to Star Bulk and has further provided a sensitivity analysis on page 128 under the heading "Forecasted Available Cash" disclosing how the Forecasted Cash Available for Distribution may vary as a result of variances in fleet utilization and operating expenses, which are two key factors affecting Star Bulk's expected results of operations.

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        If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Christine Westbrook at (212) 574-1371.

        Kindly acknowledge receipt of this letter and the enclosures by having the enclosed duplicate copy of this letter stamped and returned to our messenger.

Very truly yours, SEWARD & KISSEL LLP
By:	/s/ GARY J. WOLFE Gary J. Wolfe

cc:	Padip Bhaumik, Esq. Pamela Howell, Esq. Ms. Tia Jenkins Ms. Maureen Bauer

Enclosures

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APPENDIX 1

STAR BULK CARRIERS CORP.

CODE OF ETHICS

        The Board of Directors of Star Bulk Carriers Corp. (the "Company") has adopted this Code of Ethics (the "Code") for all of the Company's employees, directors, officers and agents ("Employees").

I.     CONFLICTS OF INTEREST

  A conflict of interest occurs when an Employee's private interests interfere, or even appears to interfere, with the interests of the Company as a whole. While it is not possible to describe every situation in which a conflict of interest may arise, Employees must never use or attempt to use their position with the Company to obtain improper personal benefits. Any Employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with the Audit Committee or counsel to the Company immediately.

II.    CORPORATE OPPORTUNITIES

  Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees may not take for themselves opportunities that are discovered through the use of corporate property, information or position.

III.  RELATED PARTY TRANSACTIONS

  All transactions between the Company and any of its officers or directors or their respective affiliates shall be reviewed by the board of directors or a committee of its designation and shall be on such terms believed by the Company to be no less favorable than are available from unaffiliated third parties and the approval of which shall be in accordance with Section 10 of the Company's Amended and Restated Bylaws. For the avoidance of doubt, all transactions between the Company and any of its officers or directors or their respective affiliates shall be approved by the affirmative vote of directors who shall not have any personal or economic interest in such proposed transaction, or, if the votes of such disinterested directors are insufficient to constitute an act of the board of directors under the laws of the Republic of the Marshall Islands, such proposed transaction shall be approved by the unanimous vote of the disinterested directors.

IV.    CONFIDENTIALITY AND PRIVACY

  It is important that Employees protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company's business, clients and suppliers. Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions. Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment. The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

  To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company's customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.

V.     HONEST AND FAIR DEALING

  Employees must endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception. Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

VI.   PROTECTION AND PROPER USE OF COMPANY ASSETS

  The Company's assets are only to be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. If you become aware of theft, waste or misuse of the Company's assets you should report this to your manager.

VII. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

  It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

  Any Employee who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should contact the Company's outside legal counsel.

VIII. SECURITIES TRADING

  Because we are a public company we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier that has a significant relationship with the Company.

  Information is "material" when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and the advice of legal counsel may be sought.

IX.   DISCLOSURE

  Employees are responsible for ensuring that the disclosure in the Company's periodic reports is full, fair, accurate, timely and understandable. In doing so, Employees shall take such action as is reasonably appropriate to: (i) establish and comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company's periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company's periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.

  Employees will not knowingly: (i) make, or permit or direct another to make, materially false or misleading entries in the Company's, or any of its subsidiary's, financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specific inquiries of the Company's independent auditor or outside legal counsel.

X.    PROCEDURES REGARDING WAIVERS

  Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver. Waivers of the Code may only be made by the Audit Committee and will be disclosed by the Company.

XI.   INTERNAL REPORTING

  Employees shall take all appropriate action to stop any known misconduct by fellow Employees or other Company personnel that violate this Code. Employees shall report any known or suspected misconduct to the Chairman of the Audit Committee or the Company's outside legal counsel. The Company will not retaliate or allow retaliation for reports made in good faith.

APPENDIX 2

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BUMCO) in 1956.
Code name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Dated:

hereinafter called the Sellers, have agreed to sell, and

hereinafter called the Buyers, have agreed to buy

Name:

Classification Society/Class:

Built:	By:
Flag:	Place of Registration:
Call Sign:	Grt/Nrt:
Register Number:

hereinafter called the Vessel, on the following terms and conditions:

Definitions

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1.    Purchase Price

2.    Deposit

As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within                banking days from the date of this Agreement. This deposit shall be placed with and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.
Payment

The said Purchase Price shall be paid in full free of bank charges to on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

4.    Inspections

a)*	The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in on and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.
b)*	The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within
The Sellers shall provide for inspection of the Vessel at/in

The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.

Should notice of acceptance of the Vessel's classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.

*
4a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.

5.    Notices, time and place of delivery

a)
The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with            ,                 , and             days notice of the estimated time of arrival at the intended place of drydocking/underwater inspection/delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)
The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/in in the Sellers' option.

  Expected time of delivery:

  Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14):

c)
If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

  If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)
Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.    Drydocking/Divers Inspection

a)**	The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.
b)**
(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable drydocking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port-within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.
c)
If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above

  (i)    the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.

  (ii)    the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

  (iii)    the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues and condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

  (iv)    the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

  (v)    the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

*
Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

**
6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.

7.    Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for the use in the Sellers' vessel(s) shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.    Documentation

The place of closing:

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:

a)
Legal Bill of Sale in a form recordable in                (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.

b)
Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.

c)
Confirmation of Class issued within 72 hours prior to delivery.

d)
Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.

e)
Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice Issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.

f)
Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9.    Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.    Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.    Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery.

"Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*
Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.    Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.    Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.    Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.    Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense upon arrival at                    on or about            . These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

16.    Arbitration

a)*	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.
b)*
This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.
The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.
c)*	Any dispute arising out of this Agreement shall be referred to arbitration at , subject to the procedures applicable there. The laws of shall govern this Agreement.

*
16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

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